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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)




                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   266199-10-4
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                                 (CUSIP Number)


              Michael M. Pastore, GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 22, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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
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CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 2 OF 11 PAGES
=====================                                         ==================
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     1       NAME OF REPORTING PERSONS:
             GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1429671
------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group            (a) [_]
             (See Instructions)                                          (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,693,395*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,693,395*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,693,395*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.97%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
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---------------------
     * The Reporting Persons have entered into an Inter-Shareholders Agreement with Crown Life Insurance ("Crown") and certain members of management ("Management") as described in Sections 5 and 6 herein. The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

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CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 3 OF 11 PAGES
=====================                                         ==================
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     1       NAME OF REPORTING PERSONS:
             GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1238874
------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group            (a) [_]
             (See Instructions)                                          (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,693,395*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,693,395*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,693,395*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             91.97%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
================================================================================

---------------------
     * The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 4 OF 11 PAGES
=====================                                         ==================
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     1       NAME OF REPORTING PERSONS:
             General Electric Company

             I.R.S. Identification Nos. of above persons (entities only) 14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
             (SEE INSTRUCTIONS)                                          (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      None
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        None
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by
             General Electric Company
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
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

Item 1.   Security and Issuer.
------    -------------------

Item 1 of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

     "This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, Amendment No. 5 thereto filed on February 23, 1999, Amendment No. 6 thereto filed on April 19, 2001, Amendment No. 7 thereto filed on April 19, 2002, Amendment No. 8 thereto filed on October 3, 2002, Amendment No. 9 thereto filed on December 17, 2004 and Amendment No. 10 thereto filed on December 7, 2006 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

     The Reporting Persons have entered into a Joint Filing Agreement, dated January 24, 2007, attached hereto as Schedule I."

Item 4.   Purpose of Transaction.
------    ----------------------

Item 4(a) of Schedule 13D is hereby amended by deleting paragraph 1 thereof and by inserting the following new paragraph in lieu thereof to read in its entirety as follows:

     "The Issuer has entered into an Arrangement Agreement with Repechage Investments Limited and Repechage Restaurant Group Ltd. (collectively, the "Purchaser"), dated January 22, 2007 (the "Arrangement Agreement") pursuant to which the Purchaser will purchase all of the outstanding Common Stock, preferred shares and warrants of the Issuer (the "Transaction"). In connection with the Arrangement Agreement, each of the Partnership, Crown and Management have entered into a Support and Indemnification Agreement with the Purchaser, dated January 22, 2007. The Support and Indemnification Agreement to which the Partnership is a party is attached hereto as Exhibit VIII. Pursuant to the Support and Indemnification Agreement, the Partnership has agreed, among other things, to sell all of its shares of Common Stock, including its Preferred Shares and the New Warrant, to the Purchaser. As set forth in Item 5 hereof, the Partnership beneficially owns 15,970,776 shares of Common Stock, representing 78.96% of the shares of such class that would be outstanding."

                               PAGE 5 OF 11 PAGES

Item 6.   Contracts, Arrangements, Understandings or Relations with Respect to
------    --------------------------------------------------------------------
Securities of the Issuer.
------------------------

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

     "Pursuant to the Support and Indemnification Agreement, dated as of January 22, 2007, between the Partnership and the Purchaser, the Partnership has agreed, among other things, to sell all of its shares of Common Stock, including its Preferred Shares and the New Warrant, to the Purchaser. The Partnership has agreed pursuant to the Support and Indemnification Agreement that it will, subject to the terms of the Support and Indemnification Agreement, vote the Common Stock and the other securities it owns, including the note issued by the Issuer to the Partnership in the principal amount of $4,203,879, in favor of the Transaction. As set forth in Item 5 hereof, the Partnership beneficially owns 15,970,776 shares of Common Stock, representing 78.96% of the shares of such class that would be outstanding."

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Partnership, GEAM, or GE or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of parcels."

Item 7.   Material to Be Filed as Exhibits.
------    --------------------------------

Item 7 of Schedule 13D is hereby amended by inserting the following:

"Exhibit VIII  Support and Indemnification Agreement, dated as of January 22,
               2007"


                               PAGE 6 OF 11 PAGES

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GE INVESTMENT PRIVATE PLACEMENT
                                       PARTNERS II, A LIMITED PARTNERSHIP

                                       By: GE Asset Management Incorporated, Its
                                       General Partner

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                          Name:  Michael M. Pastore
                                          Title:  Vice President



Dated:  January 24, 2007














                               PAGE 7 OF 11 PAGES

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Ronald R. Pressman
                                          --------------------------------------
                                          Name:  Ronald R. Pressman
                                          Title:  Senior Vice President



Dated:  January 24, 2007













                               PAGE 8 OF 11 PAGES

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GE ASSET MANAGEMENT INCORPORATED

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                          Name:  Michael M. Pastore
                                          Title:  Vice President



Dated:  January 24, 2007
























                               PAGE 9 OF 11 PAGES

                                                                      Schedule I
                                                                      ----------

                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  January 24, 2007

                                       GE INVESTMENT PRIVATE PLACEMENT
                                       PARTNERS II, A LIMITED PARTNERSHIP
                                       By:  GE Asset Management Incorporated,
                                       Its General Partner

                                       By:  /s/ Michael M. Pastore
                                            ------------------------------
                                            Name:  Michael M. Pastore
                                            Title:  Vice President


                                       GENERAL ELECTRIC COMPANY


                                       By:  /s/ Ronald R. Pressman
                                            ------------------------------
                                            Name:  Ronald R. Pressman
                                            Title:  Senior Vice President

                                       GE ASSET MANAGEMENT
                                       INCORPORATED


                                       By:  /s/ Michael M. Pastore
                                            ------------------------------
                                            Name:  Michael M. Pastore
                                            Title:  Vice President



                               PAGE 10 OF 11 PAGES

                                INDEX OF EXHIBITS

     The following exhibits are incorporated by reference herein as indicate below:

EXHIBIT
NUMBER                     DESCRIPTION

VIII Support and Indemnification Agreement, dated as of January 22, 2007

























                               PAGE 11 OF 11 PAGES